

October 3, 2011

By E-Mail

Brent Olthoff
Senior Vice President and Chief Financial Officer
HF Financial Corp.
225 S. Main Avenue
P.O. Box 5000
Sioux Falls, SD 75117-5000

      Re: **HF Financial Corp.**
              Soliciting Material filed under Rule 14a-12
              Filed September 30, 2011
              File No. 033-44383

Dear Mr. Olthoff:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material filed under Rule 14a-12

1. We note that "the board, in consultation with outside counsel, has determined that PL Capital Group's proxy solicitation and other recent actions are in violation of the federal banking requirements because PL Capital Group has failed to obtain the required prior regulatory approval under the Federal Reserve Board's control regulations." Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please disclose whether the final determination will be made by the Federal Reserve Board or some other party.

Certain Information Concerning Participants

2. We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later. Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available. Participants may not refer to participant information to be provided at some future time such as the proxy statement. Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b. In future filings, please revise to describe any direct or indirect interests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions